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REGISTRANT'S NAME Eiffel Technologies Limited

*CURRENT ADDRESS Level 14, 50 Market St
Melbourne, Victoria 3000

**FORMER NAME

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FILE NO. 82- 34747 FISCAL YEAR 6/30/02

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82-34747

EIFFEL TECHNOLOGIES

Annual Report to Shareholders 2002

Contents

Eiffel Technologies
Group in profile

Eiffel Technologies is a chemical engineering group that specialises in the re-engineering and modification of pharmaceutical compounds. It uses its expertise in supercritical fluid (SCF) technology to improve the performance of currently approved pharmaceuticals, and which may result in an extension of the patent life of branded pharmaceuticals.

The advantages of particle re-engineering include increased absorption of pharmaceuticals within the body, less side effects, predictable therapeutic outcomes and more patient-friendly delivery medications replacing daily injections with tablets, puffers, sustained release medications or transdermal patches.

Research is undertaken at the Pharmaceutical Re-engineering Research Facility located at the University of NSW, Sydney. The corporate headquarters are in Melbourne. Eiffel Technologies has international agreements with major biotechnology and pharmaceutical companies including Sheffield Pharmaceuticals of the USA, and Amarin Corporation and Profile Therapeutics of the United Kingdom. During the year Eiffel Technologies also completed a collaboration agreement with BattellePharma Inc of the USA.

Eiffel Technologies is one of the few independent commercial groups with expertise in the full-suite of SCF re-engineering techniques. Its researchers are among the top scientists in the world working in the SCF field and its eminent international Scientific Advisory Board and consultants allow the Group access to highly qualified commercial personnel and academic knowledge and industry networks.



Before treatment with supercritical fluid technology, existing or new drugs may not achieve optimum performance due to large or sub-optimal particle size and consequent poor solubility.

Image: A standard pharmaceutical grade antibiotic



After re-engineering the shape and size of particles, Eiffel Technologies is capable of improving performance of drugs through increased solubility.

Image: The same antibiotic, as seen on previous page, re-engineered by Eiffel Technologies using a particular SCF technique, solvent and process conditions.

To Our Shareholders
Chairman & CEO's Report

The past twelve months have seen significant progress in the development of Eiffel Technologies Limited (Eiffel) as an international drug re-engineering company, and in validation of the Company's technology, suggesting the year ahead will be an exciting period.

Year in review

In November last year, the Company reached a significant milestone, signing the first of four agreements with international pharmaceutical companies. The collaboration with Sheffield Pharmaceuticals, of the USA was followed in December by an agreement with BattellePharma, also of the USA. In May this year Eiffel signed a research agreement with Amarin Corporation of the UK, followed by a collaboration agreement with Profile Therapeutics, also based in the UK.

Throughout the year Eiffel continued to strengthen its intellectual property portfolio. It has now filed five patent applications relating to its technology and discoveries, and retains the intellectual property that relates to the process and product re-engineering of its SCF technology in collaborative research.

During the year the economic entity operated at a loss of $2,472,312 after feasibility and royalty revenues of $170,784. It is expected that it will continue to operate at a loss until its technology is validated and commercialised. At this stage it is not expected that the 'economic entity' will be cash break-even before the year-ended June 2004.

Commercial strategy

As outlined in the investor update issued in July of this year, Eiffel is not involved in high-risk drug discovery but in low-risk re-engineering of drugs that have already been approved by the Federal Drug Agency of USA. The purpose of Eiffel's technology is to improve existing drug performance and delivery. As with new drugs, clinical trials are required but generally the trials do not need to be as extensive, resulting in a much shorter time frame to commercially deliver re-engineered drugs to the market place.

Eiffel is now generating revenue from several feasibility contracts. The Company's commercial strategy is to produce re-engineered pharmaceuticals for preclinical and clinical studies and to out license the commercial use of the intellectual property to collaborative partners or contracted third parties. Revenue is to be derived from upfront fees and milestone payments together with royalties from future licensing of intellectual property.

Technical validation

Validation of Eiffel's technology is being achieved from both collaborative and preclinical studies. In August this year, *in vivo* trials conducted independently by the Metabolic Research Unit at Deakin University, on insulin re-engineered by Eiffel

The re-engineered insulin produced using supercritical fluid (SCF) techniques was shown to be at least three times as effective, and possibly more, than native pharmaceutical grade insulin.

Eiffel's technology has since received further technical validation in an independent report released in September by BattellePharma detailing the results of the initial collaboration with Eiffel. The report stated that the re-engineered compound from Eiffel was suitable for deep lung, pulmonary delivery using BattellePharma's Mystic inhalational device. More than 95% of the aerosolized protein suspension was considered to be deliverable to the lung and full activity was maintained. The re-engineered protein was also found to maintain stability during the three-month trial period.

New research facility and business scale-up

In July this year The UNSW-Eiffel Pharmaceutical Re-engineering Research Facility was officially opened by the Federal Minister for Finance and Administration, Senator The Honourable Nick Minchin. The $3 million facility will allow Eiffel to produce sufficient quantities of re-engineered pharmaceutical material for preclinical and Phase I clinical trials.

Together with the opening of the new research facility it is now proposed to increase the research and development activities and to employ Professor Neil Foster and Mr Hubert Regtop as full-time executives of the Company. To date



UNSW Eiffel Technologies
Research Facility

a consultancy basis by their company Phytotherapy Technology Pty Ltd which has a 25% shareholding in Eiffel controlled entity Eiffel Research & Development Pty Ltd. Under the terms of the proposal, Eiffel will acquire their 25% interest for $500,000. This proposal is to be put to shareholders for approval at the Company's Annual General Meeting. Employment of Neil and Hub as full-time executives will significantly strengthen the management team.

Scientific Advisory Board
In a further important development in September of this year Eiffel established a truly outstanding international Scientific Advisory Board. The five-member board holds extensive academic and commercial expertise across the pharmaceutical and biotech industries spanning the United States and Europe. The board will provide the Company with access to an exceptional level of technical and commercial guidance and international networks to the pharmaceutical industry.

Capital raisings
During the year Eiffel raised $2.1 million through a share placement to provide additional working capital. Whilst receipt of the balance of the proceeds from the sale of the PharmAction pharmaceutical manufacturing business to Cottee International Pty Ltd has been delayed, approximately $2 million is due to be received by December of this year upon sale and buildings with the balance to be received by August 2003.

Due to the delay in receipt of the proceeds from the sale of the manufacturing business combined with the decision to scale-up the business the Directors are planning to raise up to $6 million in additional funding. Furthermore, the Convertible Note holder, Jagen Pty Ltd, a company associated with the interests of Mr Boris Liberman's family, has indicated its intention to convert the convertible note to 25 million ordinary shares prior to the maturity date of March 1, 2003. The conversion arrangements and approval for the Company to issue a further 30 million shares will be put to Shareholders at an Extraordinary General Meeting prior to the Annual General Meeting. Jagen Pty Ltd has indicated its agreement to participate in this new initiative.

Looking ahead
The Company's future milestones were outlined in the Investor Update issued in July 2002, a copy of which can be accessed on the Company's website. These include further collaborations, strengthening of the intellectual property portfolio, testing of additional compounds in preclinical trials and construction of a GMP production facility independent of the University of NSW. The facility will produce larger quantities of re-engineered pharmaceutical material to meet the demands of later-stage clinical trials

Interest by the pharmaceutical industry in SCF techniques for particle re-engineering continues to grow. There are few independent commercial competitors internationally within this field, and we believe that Eiffel is now in a very favourable position to benefit from this demand and continue to create shareholder value.

Vale
We would like to take this opportunity to acknowledge the contributions of former non-executive directors Bill Bytheway and Sam Quigley, for their roles in the transformation of the Company. Sadly, both Bill and Sam passed away during the year. Their involvement with the Company will be greatly missed.

Thomas J Hartigan
Chairman

Christine M Cussen
Chief Executive Officer

Introduction to Board of Directors & Chief Executive Officer

Thomas J Hartigan
Non-executive Director & Chairman
Thomas Hartigan is a Chartered Accountant and Bachelor of Commerce. He specialises in raising development capital for growing businesses, particularly in the transition from private to public companies.

Peter S Corfield
Non-executive Director
Peter Corfield has extensive experience as a chief executive in the successful development, marketing and growth of businesses supplying the food and pharmaceutical industries.

Roderick P Tomlinson
Non-executive Director
Roderick Tomlinson has a distinguished career in the pharmaceutical industry. He brings a wealth of experience in pharmaceutical manufacturing and drug delivery to the Board and has a passionate belief in building shareholder wealth through the creation of intellectual property.

Christine Cussen
Chief Executive Officer
Christine Cussen has worked in the pharmaceutical and healthcare industries for over 25 years. As Chief Executive Officer her responsibilities include marketing of Eiffel Technologies to overseas biotech and pharmaceutical companies and investor relations.



Thomas J Hartigan
Non-executive Director & Chairman



Peter S Corfield
Non-executive Director



Roderick P Tomlinson
Non-executive Director



Christine Cussen
Chief Executive Officer



Christine Cussen
Chief Executive Officer



Professor Neil Foster
Technical Director



Hubert Regtop
Research Director



Rod Tomlinson
Non-executive Director

Profiles
Key technical personnel

Christine Cussen
Chief Executive Officer
Christine Cussen, Eiffel's CEO, has worked in the pharmaceutical and healthcare industries for over 25 years. She has a background in biochemistry and was previously Managing Director for Zeneca Pharmaceuticals (now AstraZeneca) in Australia and New Zealand, a position she held for seven years. Christine is a regular traveller with a minimum of six international trips each year marketing Eiffel Technologies to overseas biotech and pharmaceutical companies. Since joining Eiffel Technologies 18 months ago, Christine has negotiated five drug delivery agreements on Eiffel's behalf with international companies.

Bob Davis
Consultant
Professor Bob Davis has been working on novel drug delivery systems for over 30 years and is a consultant to Eiffel Technologies. He is Professor of Pharmaceutical Sciences at the University of Nottingham in the United Kingdom and has published over 700 papers and co-edited seven books. He has also founded two pharmaceutical companies, DanBioSyst Ltd (now part of West Pharmaceutical Services in the UK) and Pharmaceutical Profiles Ltd. His area of expertise includes drug targeting, transmucosal delivery of pharmaceuticals, and oral and parenteral systems for controlled release of pharmaceuticals.

Professor Neil Foster
Technical Director
Professor Neil Foster is the Technical Director of Eiffel Technologies. He has been the Professor of Chemical Engineering and Industrial Chemistry at the University of NSW since 1995 and has recently become a full-time employee of Eiffel. Neil is one of the leading researchers in the world in supercritical fluids with over 25 years experience in this field, and for the last 15 years has been investigating the application of SCF technology in pharmaceutical re-engineering.

Professor Colin Pouton
Consultant
Colin is currently Professor of Pharmaceutical Biology at the Victorian College of Pharmacy and advises Eiffel on its Research & Development direction as a consultant. He has a wealth of pharmaceutical experience including over 25 years in academia. Colin has worked as a consultant to many of the major international pharmaceutical companies, most recently including Pfizer, AstraZeneca and GlaxoSmithKline. For six years he was European Editor-in-Chief of Advanced Drug Delivery Reviews and has an international reputation for his research in drug delivery and pharmaceutical biotechnology. He has specific expertise in physical pharmacy, drug delivery and targeting, gene delivery, and in improving the bioavailability of pharmaceutical compounds.

Hubert Regtop
Research Director
Hub has recently become a full-time employee of Eiffel Technologies and has a background in biochemistry and microbiology with over 35 years experience as a researcher. In recent years his focus has been on the use of supercritical fluid technology for solubility and bioavailability enhancement of pharmaceutical products and the extraction of natural products using SCF techniques.

Rod Tomlinson
Non-executive Director
Rod has a formal background in applied chemistry. In 1973 he founded Soltec Industries, which became a leading manufacturer of pharmaceuticals and sunscreen products in Australia. In 1988 Rod sold the manufacturing business to concentrate on Research & Development through Soltec Research, a company focused on the development of new drug and chemical delivery systems.

In 1996 Soltec Research was sold to FH Faulding and for three years Rod headed up the Company's global development and growth in drug delivery systems. In 2001 it was acquired by US company Connetics Corporation to gain access to its unique delivery systems and its valuable Research & Development work. Rod has since retired from full-time work although is continuing his part in creating an internationally renowned biotech industry in Australia through



Professor Robert Langer



Professor David Ganderton



Professor Anthony Hickey



Steve Harris



Professor Ronald T Borchardt

Profiles
Scientific Advisory Board

Professor Robert Langer
US, Chemical Engineering
Professor Robert Langer is Professor of Chemical Engineering at the Massachusetts Institute of Technology. He has been named by Time Magazine and CNN as one of the 100 most important people in America and one of the 18 top people in science or medicine in America. Professor Langer has written over 700 articles and 400 patents, with 80 of those patents having been licensed to pharmaceutical, chemical, biotechnology and medical device companies. Professor Langer is also the Chairman of the US FDA's Science Board, the FDA's highest advisory board.

Professor Ronald T Borchardt
US, Pharmaceutical Chemistry
Ron Borchardt is the Solan. E. Summerfield Distinguished Professor of Pharmaceutical Chemistry at the University of Kansas and Professor at the Victorian College of Pharmacy in Melbourne. He has previously consulted with approximately 40 major biotech and pharmaceutical companies including GlaxoSmithKline, AstraZeneca, Pharmacia, Alza, Genentech, Hoffman La Roche and Aventis. He is on the Editorial Boards of seven international publications including Advanced Drug Delivery Reviews and he is Editor in Chief of the Journal of Pharmaceutical Sciences. He is the author or co-author of over 450 scientific papers and 460 scientific abstracts.

Professor David Ganderton
UK, Pulmonary Delivery/Particle Engineering
Professor David Ganderton has over 40 years experience in the pharmaceutical industry. Based in the United Kingdom, he has specialised in the pulmonary delivery of pharmaceuticals. He directed the research of drug delivery at the Pharmaceutical Division of ICI (now AstraZeneca), is former Chairman of the British Pharmacopoeia Commission and a director of drug delivery company, Vectura Ltd. In 1995 he received an OBE for his services to the health industry and in 1998 he received the Society's Charter Gold Medal for his contributions to the UK pharmacy profession.

Steve Harris
UK, Business Development & Licensing
Based in the United Kingdom, Steve Harris has a long association with the international biotech and pharmaceutical industry. He is currently Chairman of Proteome Sciences in London and a non-executive director with six other life science companies, including drug delivery company SkyePharma Plc. He has particular expertise in business development and technology licensing and previously worked for ICI (now AstraZeneca), Eli Lilly, Merck Sharpe & Dohme and Reckitt and Colman..

Professor Anthony Hickey
US, Aerosol Technology/Pharmaceutical Particulate Science & Process Engineering
Professor Anthony Hickey is a world expert in the field of pharmaceutical process engineering, inhalation aerosol technology and in pharmaceutical particulate science. He is currently Professor of Drug Delivery and Deposition and Associate Professor of Pharmaceutics at the University of North Carolina. He has collaborated with GlaxoSmithKline, Bayer Corporation, 3M Pharmaceuticals, Abbott Laboratories and Rhone-Poulenc-Rorer (now Aventis). His experience covers several scientific areas highly relevant to Eiffel's work and his input will be extremely valuable.

Supercritical fluids in the pharmaceutical industry

Over the last five years there has been a growing interest in applying supercritical fluid technology to the re-engineering of pharmaceutical compounds. One of the commercial leaders in this area is Bradford Particle Design (now part of Inhale Therapeutic Systems) which was formed out of the Chemical Engineering School of Bradford University in the UK. Other key players are Lavipharm Corporation in the US (which acquired SCF specialist group Separex in France and 30% of SCF group Phasex in the US) and Ethypharm in France.

Supercritical fluids behave both like a gas and a liquid at the same time. They have the high solvent power of a liquid and retain some of the properties of a gas. These two combined qualities make SCFs extremely useful in solvent extraction processes. It is precisely this ability of SCFs to act like a gas and to retain the solvent ability of a liquid dissolving solids and rapidly penetrating into the solid matrix, that makes it a potentially powerful tool for the production of pharmaceuticals.

SCF technology is extensively used in the food and fragrance industries and recent research and development has concentrated on its use in the pharmaceutical industry.

Eiffel's Research & Development is headed up by Eiffel's Technical Director Professor Neil Foster at the School of Chemical Engineering at the University of NSW. Neil has been working on the pharmaceutical application of SCF for the last 15 years and is one of the leading world authorities in the area. Eiffel is commercialising the pharmaceutical application of this technology.

The production of finely powdered pharmaceuticals can be a multi-staged manufacturing process involving crystallisation, filtration and milling to produce the necessary powdered formulations. SCF technology can create powdered particles in a single step. The technology has the capability to increase the number of drugs that can be modified to improve drug efficacy, increase the onset of action and decrease production costs.

Using SCF technology the particle characteristics of the drugs can be controlled more precisely for improved and selective bioavailability, and damage to susceptible drugs due to sensitivity to heat, pH can be reduced. Consistent product characteristics increase product therapeutic predictability. SCF technology can also be used to microencapsulate pharmaceutical drugs with a biodegradable polymer, allowing sustained release of the therapeutic. Many pharmaceuticals in use today have solubility issues resulting in poor bioavailability.

Absorption of pharmaceuticals into the blood stream is a function of compound solubility and permeability into the system. The ability of a compound to characteristics including the molecular or chemical structure, particle size, physical structure whether it is amorphous or crystalline. SCF particle re-engineering has the capacity to significantly reduce the particle size, without denaturing the product, and to control or alter the crystalline structure.

Drugs that have poor solubility can be viable therapeutics by increasing the dosage. However this introduces the problem of overdosing of pharmaceuticals resulting in local or systemic side effects or underperformance. There is over 50% absorption variance of pharmaceuticals between individuals.

In some cases such as pain management, asthma and anti-anxiety treatment, it is crucial to have an immediate onset of action. Reducing particle size improves the solubility of a compound by increasing the active surface area. However standard physical techniques such as milling and crushing can result in denaturing of the product, requiring the addition of surfactants or solvents to the final product to prevent particle agglomeration.

By comparison, SCF re-engineering in a one-step process can be conducted at room-to-body temperatures maintaining bioactivity and producing sub-micron particles down to 50nm.

SCF technology is becoming an increasingly useful and sought after technology within the pharmaceutical industry to allow exquisite control and flexibility for pharmaceutical particle design. It provides a number of benefits to the pharmaceutical industry that include:

- Improved clinical effectiveness
- Enhanced pharmacokinetic performance
- Better drug safety
- Alternative delivery systems which include inhalants, oral, transdermal and injectables

Re-engineering of new chemical entities with solubility problems may be overcome by using SCF. This may allow drugs to be used in a variety of delivery systems including oral, intravenous, inhalational and transdermal. Furthermore, competitive pressures within the pharmaceutical industry, together with increased development times and associated costs, in the midst of patent expiration of branded pharmaceuticals, will necessitate consideration and use of innovative drug delivery technologies.


Pressure
P_c
Solid
Liquid
Gas
Critical point
T_c
Temperature

Supercritical fluid region
(shaded area and beyond)

Supercritical fluids

Most materials are solid at low temperatures, gases at high temperatures and liquids at temperatures in between. At the 'critical point' of temperature and pressure, the gas and liquid phases become identical. A supercritical fluid *is a substance with temperature and* pressure above the critical values, where the gas cannot be liquified regardless of the pressure. At points close to the critical point, the ability of a substance such as carbon dioxide to act as a solvent can vary enormously with slight changes in process variables. With only small changes in temperature *or pressure which are easily controlled,*

Eiffel Technologies International agreements

Over the last 12 months Eiffel has entered into four agreements with international pharmaceutical and drug delivery companies. Eiffel has become an attractive particle engineering provider for a number of reasons. Firstly, Eiffel has access to the full suite of SCF techniques for pharmaceutical re-engineering. Secondly, there are very few independent commercial SCF groups operating that have not been acquired by larger pharmaceutical companies. Many of the key commercial players are now part of larger organisations where the main focus is on in-house development programs and not outsourcing particle re-engineering expertise through collaborative arrangements.

The agreements fall into two categories: research collaborations, where both parties are responsible for their respective costs. These are preliminary investigations and are often on model compounds to assess Eiffel's SCF technology and its applications. The others are feasibility studies, which are revenue generating contracts on specific pharmaceutical compounds. These studies could be precursors to beginning a clinical development program, which may take between three to five years before the re-engineered product can reach the market. Feasibility studies and research collaborations take between six to nine months to complete.

Under each of Eiffel's collaborations, Eiffel retains the intellectual property relating to the processes and

Profile Therapeutics Plc
July 2002
Eiffel is working with Profile Therapeutics in the UK on re-engineering a pharmaceutical to be tested in Profile's inhalation device. The work conducted will be on a highly insoluble, model compound to establish whether Eiffel's re-engineering technology is suitable for pharmaceutical products for use in the Company's inhalation device. The initial work is expected to take approximately three months to complete and it is expected Profile will take up to six months to test the re-engineered compound in its device. If the tests are successful, the two companies may consider further collaborative work on other compounds.

Amarin Corporation plc
May 2002
A drug delivery collaboration was entered into with Amarin Development AB in Sweden, a subsidiary of Amarin Corporation. Importantly, this was the first collaboration in the area of oral drug delivery. The previous (and subsequent) agreements have been for re-engineering pharmaceuticals for delivery via inhalational devices. Amarin's Diffusion Controlled Vesicle system is used for the controlled release of pharmaceuticals for up to 24 hours.

The initial collaboration with Amarin is on a model therapeutic compound to assess the merit of the technology and Eiffel's technical capabilities for particle re-engineering. If the trial is successful it is expected the

into other therapeutic areas. The collaboration with Amarin could be termed a strategic alliance. Not only may it lead to further development work, but it is expected that through Amarin's industry networks other third parties with interests in SCF particle re-engineering may be directed to Eiffel.

BattellePharma Inc
December 2001
Eiffel's first collaboration with BattellePharma was to investigate the potential of Eiffel's SCF expertise in re-engineering a model therapeutic protein for delivery in BattellePharma's Mystic pulmonary device. BattellePharma's Mystic device ensures the aerosol pharmaceutical is delivered to the correct and lower part of the lungs.

The trial was completed earlier this year and the Eiffel results were released in September. In a report prepared by BattellePharma, the trial results were successful and extremely important for Eiffel as further independent, international validation of its technology. The results showed that Eiffel's re-engineered protein delivered using BattellePharma's patented Mystic delivery device resulted in the material being delivered to the lungs – greater than 95%. This indicates that Eiffel re-engineered drug is suitable for pulmonary delivery and stability of the protein was maintained over the three month trial period. The re-engineered product delivered through the Mystic device was found to maintain full activity (97%).

Sheffield Pharmaceuticals Inc
November 2001
Eiffel's first drug delivery collaboration was entered into with Sheffield Pharmaceuticals in the USA. The agreement was a revenue generating feasibility study whereby Eiffel was contracted to re-engineer two undisclosed pharmaceutical compounds. The results from this collaboration have yet to be released.

Eiffel continues discussions with other local and international pharmaceutical and biotechnology companies and over the next year expects to announce further collaborations and to commence clinical studies in various therapeutic areas.

Statutory Reports & Financial Statements
for the year ended June 30, 2002

Directors' Report

Your directors present their report on Eiffel Technologies Limited (ABN 96 072 178 977) and its controlled entities for the financial year ended June 30, 2002.

Directors

The names of directors in office at any time during or since the end of the year are:

Mr Thomas Joseph Hartigan (Chairman)
Mr Peter Saxon Corfield
Mr Roderick Peter Tomlinson
Mr William Thomas Bytheway (deceased June 25, 2002)
Mr Samuel Peter Quigley (deceased September 6, 2002)

The Board extends its deepest sympathies to the families of Messrs Bytheway and Quigley, and wishes to formally acknowledge their valuable contributions to the group, and in particular that of Samuel Quigley who has been instrumental in the development of the business strategy.

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Principal activities

The principal activities of the economic entity during the financial year were:

- Research and development using supercritical fluid technology to re-engineer drugs,
- Marketing the technology to major pharmaceutical companies in the USA and Europe, and
- Revenue generating feasibility studies and research collaborations.

There were no significant changes in the nature of the economic entity's principal activities during the financial year although directors addressed concerns that shareholders and investors may not clearly understand the group's research focus. This was done by way of an investor update, under a letter from the Chief Executive Officer, Ms Christine Cussen, in July 2002, which set out the objectives, progress to date and proposed research and commercial milestones through to August 2003. As advised research and development does not include new drug development, but instead is focused on re-engineering currently approved drugs to enhance performance and to enable delivery in a more patient-friendly manner.

Operating results

The consolidated loss of the economic entity after eliminating outside equity interests amounted to $2,132,807. No income tax is payable for the year. The loss is in line with the business plan and includes expenditure of $727,522 on research and development and $494,164 on related commercialisation activities.

Dividends paid or recommended

No dividends have been paid or are payable in respect of the financial year.

Review of operations

Significant headway has been made with the research and development programme including the commencement of two major revenue generating feasibility studies and the signing of a number of research collaborations with major international pharmaceutical companies.

The studies and collaborations form an integral part of the process to validate use of supercritical fluid technology to re-engineer drugs and to successfully commercialise the technology. The Chief Executive Officer liaises closely with customers and the group's Technical Director, Professor Neil Foster of the University of New South Wales, and Research Director Mr Hubert Regtop to ensure that research is commercially focused to generate revenue in the short to medium term.

On August 1, 2002 the group's new supercritical fluid research laboratory at the School of Chemical Engineering, University of New South Wales, was officially opened. This will enable completion of preclinical research and production of sufficient quantities of re-engineered pharmaceutical compounds for Phase I clinical trials. GMP accreditation is expected by December 2002.

Intellectual property

One of the key objectives of the Company is to continually enhance its portfolio of intellectual property. As noted in the investor update the Company has now filed five patent applications.

In September 2000 the Company's intellectual property was valued by an independent expert at between $64 and $89 million. Due to the changed investment climate the Directors have decided not to review the valuation.

As stated in Note 1 of the Notes to the Financial Statements, intellectual property is not valued in the Statement of Financial Position.

Significant changes in state of affairs

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

(a) On March 26, 2002 the holding company issued 13,615,000 ordinary shares in a share placement to provide additional working capital of $2,113,775.

(b) Settlement of the amount owed by Cottee International Pty Ltd in respect of the sale of the PharmAction manufacturing business did not occur as scheduled in last year's annual report. $1,000,000 was received at settlement on October 4, 2001. Following renegotiation of the terms of payment approximately $2,000,000 is due upon the sale and leaseback of the PharmAction land and buildings, and the balance of $1,714,937 by August 2003. Sale and leaseback of the PharmAction land is scheduled to be completed by December 2002. Details of the security over the debt are set out in Note 9 of the Notes to the Financial Statements.

Directors' Report (continued)

Changes in controlled entities and divisions:

(a) During the year the parent entity subscribed $1,680,722 for additional A Class ordinary shares in its 75% owned subsidiary company, Eiffel Research & Development Pty Ltd for the purpose of providing additional funding for research and development into and commercialisation of its supercritical technologies. The funding program is based upon an approved annual budget.

(b) An application made in September 2001 to AusIndustry by Eiffel Research & Development Pty Ltd for a Research and Development Start Grant was not processed due to a lack of Federal Government funds for the program. A new application will be made when additional funding is available.

After balance date events

On August 1, 2002 Eiffel Technologies Limited and Eiffel Research & Development Pty Ltd entered into an agreement with the University of New South Wales. Per the agreement for a fee of $500,000 the university will provide Eiffel Research & Development Pty Ltd with access to a dedicated laboratory to conduct research activities in the field of supercritical fluid technology for a period of five years. Equipment for the laboratory is to be provided by Eiffel Research & Development Pty Ltd.

Future developments

The likely developments in the operations of the economic entity and the expected results of those operations in future financial years are as follows:

(a) As outlined in the investor update issued in July 2002 it is planned to proceed to clinical trials with a collaborator within the next twelve months.

(b) Other objectives include:

- further commercial collaborations during 2002/2003
- further product and process patent filings
- establishment of a semi-commercial production facility by mid 2003
- product licensing agreements during 2003/2004

Information on Directors

Thomas Joseph Hartigan	Chairman & Non-executive Director (58 years of age)
Qualifications	Chartered Accountant and Bachelor of Commerce.
Experience	Director and Chairman since May 1996. He has been a Director and Chairman of nine other public companies in a variety of industries, including biotechnology as founding Chairman of Biodiscovery Limited. In his business advisory capacity he specialises in raising development capital for growing businesses, particularly in the transition from private to public companies.
Interest in shares	350,000 Ordinary Shares in Eiffel Technologies Limited held by Thomas and Felicity Hartigan Superannuation Fund.
Special responsibilities	Chairman of the Audit and Remuneration Committees. Director of all controlled entities.
Peter Saxon Corfield	Non-executive Director (62 years of age)
Experience	Board member since March 27, 1998. Managing Director of Oppenheimer Pty Limited, an Australian food specialist company that supplies the food and pharmaceutical manufacturing industries. He has extensive experience as a chief executive in the successful development, marketing and growth of businesses in these industries.
Interest in shares	20,000 Ordinary Shares of Eiffel Technologies Limited plus a further 600,000 shares held by Rodgrid Pty Ltd (Superannuation Fund).
Special responsibilities	Member of the Audit and Remuneration Committees. Director of controlled entities other than Eiffel Research & Development Pty Ltd.
Roderick Peter Tomlinson	Non-executive Director (59 years of age)
Qualifications	Diploma of Applied Chemistry (RMIT)
Experience	Board member since September 7, 1999. He has had a distinguished career in the Pharmaceutical industry, having founded Soltec Research Pty Ltd in 1973 (formerly Soltec Industries) which was acquired by F H Faulding in 1996. He brings a wealth of experience in pharmaceutical manufacturing and drug delivery to the Board and has a passionate belief in building shareholder wealth through the creation of intellectual property. Mr Tomlinson is also a Director of private companies involved in computer graphics and private investment.
Interest in shares	1,718,844 Ordinary Shares of Eiffel Technologies Limited held by Taefu Pty Ltd (Superannuation Fund) plus a further 300,000 shares held by Tomlinson Superannuation Fund.
Special responsibilities	Director of Eiffel Research & Development Pty Ltd.

Directors' and Chief Executive Officer's emoluments

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the Company is as follows:

The remuneration structure for the chief executive officer seeks to emphasise payment for results through the granting of options and the payment of performance bonuses. It is proposed that the bonuses be satisfied by the issue of shares. Such share issues or the granting of further options are subject to shareholder approval.

Directors' emoluments are periodically reviewed and increases, if any, are submitted to the shareholders for approval. Amounts paid to directors and their related companies for consultancy services are based upon commercial rates having regard to the nature of the services provided. All such payments require approval of the Board.

The emoluments of each Director of the parent entity and of the economic entity, and the Chief Executive Officer are as follows:

Non-executive Directors of the parent entity

	Salary $	Directors' Fees $	Committee Fees $	Super-annuation $	Consultancy Fees $	Non-cash Benefits $	Total $
T J Hartigan	–	22,000	12,400	3,600	35,395	–	73,395
P S Corfield	–	17,600	12,400	2,400	–	–	32,400
S P Quigley	–	15,600	–	2,400	99,885	–	117,885
R P Tomlinson	–	22,000	–	2,400	8,000	–	32,400
W T Bytheway	–	15,600	–	2,400	14,400	–	32,400
Total	–	92,800	24,800	13,200	157,680	–	288,480

Non-executive Directors of the economic entity

	Salary $	Directors' Fees $	Committee Fees $	Super-annuation $	Consultancy Fees $	Non-cash Benefits $	Total $
S P Quigley	–	45,000	–	3,600	20,925	–	69,525
R P Tomlinson	–	30,000	–	2,400	2,500	–	34,900
Total	–	75,000	–	6,000	23,425	–	104,425

Directors' consulting fees include amounts paid to director related entities. During the year Mr Samuel P Quigley was the prime commercial adviser to the economic entity.

Chief Executive Officer

	Salary $	Directors' Fees $	Committee Fees $	Super-annuation $	Consultancy Fees $	Non-cash Benefits $	Total $
C M Cussen	235,000	–	–	31,725	–	47,908	314,633
Total	235,000	–	–	31,725	–	47,908	314,633

No other executive officers were employed during the year.

Meetings of Directors

During the financial year, thirteen meetings of directors (including committees) were held. Attendances were:

	Board of Directors' Meetings		Audit Committee	
	Eligible to attend	Attended	Eligible to attend	Attended
T J Hartigan	11	11	2	2
P S Corfield	11	9	2	2
S P Quigley	11	10	–	–
R P Tomlinson	11	9	–	–
W T Bytheway	11	11	–	–

Directors' Report (continued)

Indemnifying Directors and Officers

The Company has paid premiums to insure directors and officers against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting for the Company, other than conduct involving a wilful breach of duty in relation to the Company. The annual premium for the insurance cover was $37,656.

Options

The Board has reviewed its policy as to the granting of share options and is of the view that given the nature of the industry in which the Company operates share options are an appropriate remuneration mechanism to reward executive performance.

No options were granted over unissued shares during or since the end of the financial year by the Company or controlled entities to directors or the Chief Executive Officer.

4,500,000 options are outstanding at the date of this report. No shares have been issued by virtue of the exercise of options during the year or to the date of this report.

Proceedings on behalf of company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

The Company was not a party to any such proceedings during the year.

Signed in accordance with a resolution of the Board of Directors.

Director
Thomas J Hartigan

Director
Peter S Corfield

Dated this 27th day of September 2002

Corporate Governance Statement

Protection of shareholders' interests

This statement outlines the main corporate governance practices and policies in place at Eiffel Technologies Limited. These practices are subject to ongoing review and enhancement as required. The Directors are committed to protecting the rights and interests of the shareholders through the implementation of a sound strategic business plan and by the development of an integrated framework of controls over the group's resources, functions and assets.

Board composition and membership

The Board currently comprises a non-executive Chairman and two other non-executive Directors. Whilst under the Convertible Note Agreement the noteholder, Jagen Pty Ltd, has the right to nominate two persons for election to the Board the full Board is responsible for establishing criteria for Board membership, reviewing Board membership and identifying and nominating Directors. Board membership is reviewed annually to ensure that the Board has an appropriate mix of qualifications, skills and experience. External advisers may be used to assist in the process. The Company's Articles of Association require a Director appointed by the Board to stand for election at the next Annual General Meeting of shareholders. The Company's Articles also require one third of the Directors to retire by rotation each year.

Independent professional advice

To enable Directors to fulfil their duties the Board has a policy of enabling Directors to seek outside advice at the Company's expense. The Board will normally review in advance the estimated costs for reasonableness, but will not impede the seeking of advice.

Identifying and managing business risk

The Directors regularly monitor the operational and financial performance of companies in the group against budgets and other key performance measures. They also review and receive advice on risks associated with research and development and related commercialisation activities. Appropriate risk management strategies are developed to mitigate all identified risks of the business.

Compensation arrangements

The Remuneration Committee comprising non-executive Directors Messrs T J Hartigan and P S Corfield, advises the Board on policy and practices to apply generally, and more specifically evaluates and makes recommendations on remuneration packages and other terms of employment for the Chief Executive Officer, other senior executives and non-executive directors. Remuneration and terms of employment are formalised in employment agreements.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, motor vehicles, performance based bonuses, fringe benefits, share options and termination entitlements.

The Board within the maximum amount approved by the shareholders from time to time, determines remuneration of non-executive Directors. This is currently set at $100,000 per annum.

Corporate Governance Statement (continued)

Audit committee

The Board has appointed an Audit Committee comprising non-executive Directors, Messrs T J Hartigan and P S Corfield. The committee provides a direct link between the Board and external audit functions of the Company and normally meets twice yearly. Audit Committee meetings may also be attended by the Company Secretary/Chief Financial Officer, and other invited parties.

The Committee is responsible for reviewing and reporting to the Board that:

- The systems of control that management has established effectively safeguard the group's assets.
- Accounting records are properly maintained in accordance with statutory requirements.
- Financial information provided to shareholders and the Board is accurate and reliable.
- External audit functions are effective and are appropriately resourced.

To fulfil these duties the Committee meets with and receives reports from the external auditors dealing with any matters, which arise in connection with their audits.

Quality and reputation

The Board and management are well aware that the quality and reputation of the group's research and commercialisation activities are critical to protecting and enhancing shareholder value and customer support, and will ensure that research and related activities comply with internationally accredited standards.

MGI MEYRICK WEBSTER

ACCOUNTING • CONSULTING • FINANCIAL ADVISORY GROUP

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF EIFFEL TECHNOLOGIES LIMITED

Scope

We have audited the financial report of Eiffel Technologies Limited and controlled entities for the financial year ended 30 June 2002 consisting of the Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows, Notes Forming Part of the Financial Statements and Directors' Declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Eiffel Technologies Limited is in accordance with:

(a) The *Corporations Act 2001*, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and the *Corporations Regulations 2001*; and

(b) Other mandatory professional reporting requirements.

MGI Meyrick Webster

MGI Meyrick Webster

DAVID NAIRN
Partner

Melbourne, Victoria
27 September 2002

Directors' Declaration

The directors of Eiffel Technologies Limited (ABN 96 072 178 977) declare that:

(a) the financial statements and notes, as set out on pages 31 to 54 are in accordance with the *Corporations Act 2001*:

(i) comply with accounting Standards and the *Corporations Regulations 2001*; and

(ii) give a true and fair view of the financial position as at June 30, 2002 and of the performance for the year ended on that date of the Company and economic entity;

(b) in the directors opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Director
Thomas J Hartigan

Director
Peter S Corfield

Dated this 27th day of September 2002

Statement of Financial Performance for the year ended June 30, 2002

	Note	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Revenues from ordinary activities	2	170,784	9,451,041	448	154,547
Changes in inventories of finished goods and work in progress		–	(168,980)	–	–
Raw materials and consumables used		(9,917)	(3,467,133)	–	–
Employee benefits expense		(411,297)	(4,705,299)	(411,297)	(441,383)
Research & development expense	3	(727,522)	(556,195)	–	–
Diminution of investments in controlled entities	3	–	–	(1,520,401)	(507,389)
Debt forgiveness – controlled entities	3	–	–	–	(5,204,480)
Profit (loss) on sale of controlled entities	3	–	(887,565)	–	465,000
Depreciation and amortisation expense	3	(4,927)	(483,980)	(4,926)	(66,656)
Borrowing costs expense	3	(144,210)	(230,724)	(144,210)	(188,998)
Other expenses from ordinary activities		(1,345,223)	(2,612,508)	(865,988)	(1,165,867)
Loss from ordinary activities before income tax expense		(2,472,312)	(3,661,343)	(2,946,374)	(6,955,226)
Income tax expense relating to ordinary activities		–	–	–	–
Loss from ordinary activities after related income tax expense		(2,472,312)	(3,661,343)	(2,946,374)	(6,955,226)
Net loss attributable to outside equity interests		339,505	154,089	–	–
Net loss attributable to members of the parent entity		(2,132,807)	(3,507,254)	(2,946,374)	(6,955,226)
Basic earnings per share (cents per share)		(2.24)	(4.91)		
Diluted earnings per share (cents per share)		(1.66)	(3.46)		

Statement of Financial Position as at June 30, 2002

	Note	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Current assets					
Cash assets	8	879,062	956,725	681,052	956,723
Receivables	9	2,115,955	3,680,246	2,365,412	4,211,386
Inventories	10	32,000	–	–	–
Other	14	29,066	28,310	23,459	28,210
Total Current Assets		3,056,083	4,665,281	3,069,923	5,196,319
Non-current Assets					
Receivables	9	1,123,699	523,699	1,123,699	523,699
Other financial assets	11	–	–	160,321	–
Property, plant and equipment	13	343,865	4,948	343,865	4,948
Other	14	20,359	25,406	20,359	25,406
Total Non-current Assets		1,487,923	554,053	1,648,244	554,053
Total Assets		4,544,006	5,219,334	4,718,167	5,750,372
Current Liabilities					
Payables	15	690,469	871,187	895,358	958,891
Interest-bearing liabilities	16	2,837,380	242,500	2,837,380	242,500
Provisions	17	25,047	6,000	25,047	6,000
Total Current Liabilities		3,552,896	1,119,687	3,757,785	1,207,391
Non-current Liabilities					
Interest-bearing liabilities	16	–	2,750,000	–	2,750,000
Total Non-current Liabilities		–	2,750,000	–	2,750,000
Total Liabilities		3,552,896	3,869,687	3,757,785	3,957,391
Net Assets		991,110	1,349,647	960,382	1,792,981
Equity					
Contributed equity	18	20,467,876	18,354,101	20,467,876	18,354,101
Accumulated losses	19	(18,983,198)	(16,850,391)	(19,507,494)	(16,561,120)
Parent entity interest		1,484,678	1,503,710	960,382	1,792,981
Outside equity interest	20	(493,568)	(154,063)	–	–
Total Equity		991,110	1,349,647	960,382	1,792,981

Statement of Cash Flows for the year ended June 30, 2002

	Note	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Cash Flows from Operating Activities					
Receipts from customers		246,694	9,879,037	–	72,004
Payments to suppliers and employees		(2,807,219)	(11,423,506)	(1,160,742)	(1,019,922)
Interest received		–	28,956	–	82,543
Borrowing costs		(135,888)	(230,724)	(135,888)	(188,998)
Net cash used in operating activities	23	(2,696,413)	(1,746,237)	(1,296,630)	(1,054,373)
Cash Flows from Investing Activities					
Initial payment of loan by PharmAction Manufacturing Pty Limited		1,000,000	–	1,000,000	–
Purchase of property, plant and equipment		(286,248)	(6,790)	(286,248)	(5,152)
Shares acquired in controlled entity		–	–	(1,680,722)	(507,389)
Cash retained by controlled entity sold		–	(100,000)	–	–
Net movement in R & D syndicate deposits		–	39,508	–	–
Net cash provided by (used in) investing activities		713,752	(67,282)	(966,970)	(512,541)
Cash Flows from Financing Activities					
Proceeds from issue of shares	18	2,113,775	2,805,322	2,113,775	2,805,322
Repayment of borrowings		(208,777)	(407,767)	(208,777)	(480,497)
Advances to controlled entities		–	–	82,931	(55,542)
Loan assumed from controlled entity sold		–	242,500	–	242,500
Net cash provided by financing activities		1,904,998	2,640,055	1,987,929	2,511,783
Net increase (decrease) in cash held		(77,663)	826,536	(275,671)	944,869
Cash at July 1, 2001	8	956,725	130,189	956,723	11,854
Cash at June 30, 2002	8	879,062	956,725	681,052	956,723

01

Note 1 *Statement of Significant Accounting Policies*

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. The report covers the economic entity of Eiffel Technologies Limited and controlled entities, and Eiffel Technologies Limited as an individual parent entity. Eiffel Technologies Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a) Principles of consolidation

A controlled entity is any entity controlled by Eiffel Technologies Limited. Control exists where Eiffel Technologies Limited has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with Eiffel Technologies Limited to achieve the objectives of Eiffel Technologies Limited. A list of controlled entities is contained in Note 12 to the financial statements.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

(b) Income tax

The economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

Note 1 Statement of Significant Accounting Policies (continued)

(c) Inventories

Inventories are measured at the lower of cost and net realisable value.

(d) Property, Plant and Equipment

Each class of property, plant and equipment are carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from asset employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

Depreciation

The depreciable amount of all fixed assets is depreciated on a straight line basis over their useful life to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated remaining useful life.

The depreciation rates used for each class of depreciable asset are:

Class of Fixed Asset	Useful Life Years
Plant and equipment	5
Office Equipment	3–10

(e) Leases

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

(f) Investments

Non-current investments are measured on the cost basis. The carrying amount of non-current investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the quoted market value for listed investments or the underlying net assets for other non-listed investments. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

(g) Research and Development expenditure

Research and Development costs are charged to profit from ordinary activities before income tax as incurred or deferred where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs.

Note 1 Statement of Significant Accounting Policies (continued)

(h) Intangibles

Patents, Trademarks and Intellectual Property

Patents and Trademarks are valued in the accounts at cost of acquisition and are amortised over the period in which their benefits are expected to be realised. At this time no value is placed upon intellectual property for the purpose of this report.

(i) Foreign Currency transactions and balances

Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date. The gains and losses from conversion of short-term assets and liabilities, whether realised or unrealised, are included in profit from ordinary activities as they arise.

(j) Employee entitlements

Provision is made for the Company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year, together with entitlements arising from wages and salaries and annual leave that are to be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

(k) Cash

For the purpose of the statement of cash flows, cash includes cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts.

(l) Revenue

Revenue from feasibility studies and customer trials is recognised upon acceptance by the customer of the related results. Revenue from the sale of goods is recognised upon the delivery of goods to customers. All Australian revenue is stated net of the amount of goods and services tax (GST).

(m) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

(n) Comparative figures

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

	Economic Entity		Parent Entity	
	2002	2001	2002	2001
	$	$	$	$
02 Note 2 Revenue				
Operating activities				
– feasibility studies	144,845	–	–	–
– royalties	25,491	167,675	–	–
– sale of goods	–	9,165,187	–	–
– service revenue	–	21,919	–	–
	170,336	9,354,781	–	–
– interest received (a)	448	28,956	448	82,543
– rental revenue	–	66,664	–	–
– other revenue	–	640	–	72,004
	170,784	9,451,041	448	154,547
(a) *Interest revenue from:*				
– other persons	448	28,856	448	22,543
– wholly controlled entities	–	–	–	60,000
	448	28,956	448	82,543
03 Note 3 Loss from ordinary activities				
Loss from ordinary activities before income tax has				
been determined after:				
(a) Expenses				
Borrowing costs:				
– *other persons*	144,210	230,724	144,210	188,998
Depreciation and amortisation of non-current assets:				
– buildings	–	147,854	–	–
– office equipment and furniture	4,925	–	4,925	204
– plant and equipment	–	246,722	–	–
– leased plant and equipment	–	22,952	–	–
– amortisation of joint venture expenses	1	66,452	–	66,452
Total depreciation and amortisation	4,927	483,980	4,926	66,656
Foreign currency translation losses	5,495	570	5,495	570
Bad and doubtful debts:				
– wholly controlled entities	–	–	301,891	–

		Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
	Note 3 Loss from ordinary activities (continued)				
	Rental expense on operating leases	4,047	24,501	1,904	1,250
	Research and development costs *	727,522	556,195	–	271,537
(b)	Revenue and Net Gains				
	Net gain on disposal of non-current assets	–	–	–	–
(c)	Significant Revenues and Expenses The following significant revenue and expense items are relevant in explaining the financial performance:				
	Commercialisation costs *	494,164	272,281	–	–
	Share placement commission	83,700	134,000	83,700	134,000
	Diminution of investments in controlled entities	–	–	(1,520,401)	(507,389)
	Loss arising from the forgiveness of loans due by wholly controlled entities	–	–	–	(5,204,480)
	Profit (loss) on sale of wholly controlled entities	–	(887,565)	–	465,000

* Research and development, and commercialisation activities are conducted by Eiffel Research & Development Pty Ltd. Commercialisation expenditure includes employee benefits, travel and related costs of the Chief Executive Officer of Eiffel Technologies Limited who travels extensively to North America and Europe where major clients are located.

04

	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Note 4 Income Tax expense				
(a) The prima facie tax recoverable on loss from ordinary activities before income tax is reconciled to the income tax as follows:				
Prima facie tax recoverable on operating loss from ordinary activities at 30% (2001: 34%)	(741,693)	(1,245,000)	(883,912)	(2,364,777)
Add (less)				
Tax effect of:				
– non-allowable items	(3,000)	(3,400)	(3,000)	(3,000)
– non-deductibility of loan forgiveness	–	–	–	1,769,510
– non-deductibility of loss on the sale of wholly controlled entities	–	301,920	–	–
– non assessable abnormal gain	–	–	–	(158,100)
– tax losses not brought to account	744,693	946,480	886,912	756,367
Income tax expense attributable to loss from ordinary activities	–	–	–	–
(b) Future income tax benefits arising from losses are not brought to account at balance date as realisation of the benefit is not regarded as virtually certain.	3,708,867	2,964,174	3,277,241	2,390,329
Balance of tax losses not brought to account	3,708,867	2,964,174	3,277,241	2,390,329

The benefit will only be obtained if:

- future assessable income is derived of a nature and an amount sufficient to enable the benefits from the deduction for the losses to be realised
- the conditions for deductibility imposed by the law continue to be complied with, and
- changes in income tax legislation do not adversely affect the Company in realising the benefit from the deduction of the losses

05

	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Note 5 Remuneration and retirement benefits				
(a) Directors' remuneration				
Income paid or payable to all directors of the parent entity by the parent entity and any related parties	392,905	357,390	288,480	313,340
Number of parent entity directors whose income from the parent entity and any related parties was within the following bands:	No.	No.	No.	No.
$30,000 – $39,999	2	1	3	1
$40,000 – $49,999	–	2	–	2
$50,000 – $59,999	–	–	–	–
$60,000 – $69,999	1	1	1	1
$70,000 – $79,999	1	–	1	–
$110,000 – $119,999	–	–	1	–
$120,000 – $129,999	–	–	–	1
$160,000 – $169,999	–	1	–	–
$180,000 – $190,000	1	–	–	–

The names of parent entity directors who have held office during the financial year are:
Thomas J Hartigan (Chairman)
Peter S Corfield
Roderick P Tomlinson
William T Bytheway (deceased June 25, 2002)
Samuel P Quigley (deceased September 6, 2002)

	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
(b) Executive remuneration				
Remuneration received or due and receivable by executive officers of the parent entity, from the parent entity and any related parties for management of the affairs of the parent entity and its subsidiaries, whose income is $100,000 or more.	314,633	386,074	314,633	247,402
The number of executives whose income was within the following bands:				
$130,000 – $139,999	–	1	–	–
$240,000 – $249,999	–	1	–	1
$310,000 – $319,999	1	–	1	–

	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
06 Note 6 Auditors' remuneration				
Remuneration of the auditor of the parent entity for:				
– auditing or reviewing financial reports	30,250	64,800	13,985	10,800
– other services	12,500	28,621	5,000	26,466

07 Note 7 Earnings per share

(a) Reconciliation of earnings to net loss		
Net loss	(2,472,312)	(3,661,343)
Net loss attributable to outside equity interest	339,505	154,089
Earnings used in the calculation of basic EPS	(2,132,807)	(3,507,254)
Earnings used in the calculation of dilutive EPS	(1,996,576)	(3,337,370)
(b) Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	95,156,226	71,392,360
Assuming conversion of the convertible note	25,000,000	25,000,000
Weighted average number of ordinary shares outstanding during the year used in calculation of dilutive EPS	120,156,226	96,392,360
(c) Classification of securities		
The following securities have been classified as potential ordinary shares and are included in determination of dilutive EPS:		
– conversion of convertible note	25,000,000	25,000,000

At reporting date there were 4,500,000 outstanding options exercisable at 25 cents per share. As the Company's ordinary shares have not traded at this level during the past twelve months the options have been excluded from the potential number of ordinary shares in calculation of dilutive EPS. For the same reasons a further 25,000,000 options exercisable at 25 cents per share which would be granted upon conversion of the convertible note have also been excluded.

08

	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Note 8 Cash assets				
Cash at bank	879,062	956,725	681,052	956,723
	879,062	956,725	681,052	956,723
Reconciliation of cash				
Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the statement of financial position as follows:				
Cash	879,062	956,725	681,052	956,723
	879,062	956,725	681,052	956,723

09

	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Note 9 Receivables				
Current				
Trade debtors	3,888	80,246	–	–
Provision for doubtful debts	–	–	–	–
	3,888	80,246	–	–
Amount due under contract of sale *	2,000,000	3,600,000	2,000,000	3,600,000
Other debtors	112,067	–	44,587	–
Amounts receivable from:				
– wholly controlled entities	–	–	622,716	611,386
– provision for doubtful debts	–	–	(301,891)	–
	–	–	320,825	611,386
	2,115,955	3,680,246	2,365,412	4,211,386
Non-current				
Amount due under contract of sale *	1,123,699	523,699	1,123,699	523,699
	1,123,699	523,699	1,123,699	523,699

* On February 28, 2001 wholly controlled entities PharmAction Manufacturing Pty Limited and PharmAction Technical Services Pty Ltd were sold to Cottee International Pty Ltd for $465,000 plus repayment of existing debt amounting to $3,700,000. Settlement occurred on October 4, 2001 with an initial payment of $1,000,000 leaving an outstanding balance $3,123,699, net of other sundry charges. The debt is secured by a second mortgage over land and buildings owned by PharmAction Manufacturing Pty Limited, and by fixed and floating charges over the PharmAction companies, Cottee International Pty Ltd and related companies. In addition to the amount receivable a further amount of $591,238 is due being accrued interest and certain other charges which are to be brought to account

	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
10 Note 10 Inventories				
Raw materials at cost	32,000	–	–	–
	32,000	–	–	–

	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
11 Note 11 Other financial assets				
Current				
Non-current				
Unlisted investments, at recoverable amount				
– shares in controlled entities, at cost	–	–	2,188,111	507,389
– provision for write-down to recoverable amount	–	–	(2,027,790)	(507,389)
	–	–	160,321	–

12

	Country of Incorporation	% Owned	Contribution 2002	Contribution 2001
Note 12 Controlled entities				
Controlled entities and their Contribution to Consolidated Loss				
Parent entity:				
Eiffel Technologies Limited	Aust		(2,946,374)	(6,955,266)
Adjusted for reconciling items (controlled entities)				
– Provision for diminution in value of investment in Eiffel Research & Development Pty Ltd			1,520,401	507,389
– Provision for bad & doubtful debts Bellara Medical Products Limited			301,891	–
– *Debt forgiven PharmAction entities*			–	5,204,480
			(1,124,082)	(1,243,397)
Controlled entities of Eiffel Technologies Limited:				
– Eiffel Research & Development Pty Ltd	Aust	75	(1,358,020)	(616,354)
less loss attributable to outside equity interests			339,505	154,089
			(1,018,515)	(462,265)
– Bellara Medical Products Limited	Aust	100	(13,450)	(61,508)
– Catsell Pty Limited	Aust	100	–	(200)
– Phytochemica Pty Limited	Aust	100	–	(49,550)
– ACN 005 648 966 Pty Limited	Aust	100	–	(200)
– ACN 003 330 587 Pty Limited	Aust	100	(1)	(200)
– VPI Inc	US	90	5,339	–
– Glyzinc Pharmaceuticals Limited	Aust	100	17,902	153,668
			9,790	42,010
Controlled entities sold during year:				
– Operating loss			–	(491,037)
– Net assets written off			–	(1,352,565)
			–	(1,843,602)
Net loss attributable to members of the parent entity			(2,132,807)	(3,507,254)

13

	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Note 13 Property, Plant and Equipment				
Plant and equipment at cost	331,986	5,152	331,986	5,152
Accumulated depreciation	–	(204)	–	(204)
	331,986	4,948	331,986	4,948
Office furniture and equipment at cost	17,009	–	17,009	–
Accumulated depreciation	(5,130)	–	(5,130)	–
	11,879	–	11,879	–
	343,865	4,948	343,865	4,948

Movements in carrying amounts

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year

	Plant and Equipment	Office Furniture and Equipment	Total
Economic entity:			
Balance at the beginning of year	4,948	–	4,948
Additions	331,986	11,856	343,842
Reclassification	(4,948)	4,948	–
Depreciation expense	–	(4,925)	(4,925)
Carrying amount at the end of year	331,986	11,879	343,865
Parent entity:			
Balance at the beginning of year	4,948	–	4,948
Additions	331,986	11,856	343,842
Reclassification	(4,948)	4,948	–
Depreciation expense	–	(4,925)	(4,925)
Carrying amount at the end of year	331,986	11,879	343,865

	Economic Entity		Parent Entity	
	2002	2001	2002	2001
	$	$	$	$
14 Note 14 Other assets				
Current				
Prepayments	29,066	28,310	23,459	28,210
	29,066	28,310	23,459	28,210
Non-current				
Amount in restricted overseas bank account	20,359	25,406	20,359	25,406
	20,359	25,406	20,359	25,406

15 Note 15 Payables				
Current				
Unsecured liabilities				
Trade creditors	270,218	449,211	212,392	338,713
Sundry creditors and accrued expenses	377,024	215,800	333,414	205,801
Amounts payable to:				
– wholly controlled entities	–	–	320,825	226,564
– director related entities	43,227	172,159	28,727	153,796
– other loans	–	34,017	–	34,017
	43,227	206,176	349,552	414,377
	690,469	871,187	895,358	958,891

16

	Economic Entity		Parent Entity	
	2002	2001	2002	2001
	$	$	$	$
Note 16 Interest bearing liabilities				
Current				
Unsecured liabilities				
Loan (a)	87,380	242,500	87,380	242,500
Secured liabilities				
Convertible note (b)	2,750,000	–	2,750,000	–
	2,837,380	242,500	2,837,380	242,500
Non-current				
Secured liabilities				
Convertible note (b)	–	2,750,000	–	2,750,000
	–	2,750,000	–	2,750,000

(a) The loan represents the final instalment due in respect of an AusIndustry research and development loan made to a former controlled entity. The loan was assumed by Eiffel Technologies Limited when the controlled entity was sold as part of the sale of the PharmAction manufacturing business.

(b) The convertible note held by Jagen Pty Ltd matures on March 1, 2003, and is convertible at any time up until that date to 25,000,000 ordinary fully paid shares, representing a conversion price of 11 cents per share. At conversion date Jagen Pty Ltd is entitled to be granted 25,000,000 free options to subscribe for ordinary fully paid shares in the Company. The subscriptions, in minimum parcel limits of 5,000,000 shares, can be made at any time up until the third anniversary of the issue date at an exercise price of 25 cents per share.

In October 2001 Jagen Pty Ltd consented to release its first mortgage security over the freehold property owned by PharmAction Manufacturing Pty Limited to facilitate settlement of the contract of sale of the PharmAction wholly controlled entities to Cottee International Pty Ltd. In return Eiffel Technologies Limited and its controlled entity Eiffel Research & Development Pty Ltd provided Jagen Pty Ltd with new security in the form of fixed and floating charges over present and future property, including intellectual property and unpaid capital.

17

Note 17 Provisions				
Current				
Employee entitlements	25,047	6,000	25,047	6,000
	25,047	6,000	25,047	6,000

	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
18 Note 18 Contributed equity 105,152,993 (2001: 91,537,993) fully paid ordinary shares	20,467,876	18,354,101	20,467,876	18,354,101
(a) Ordinary shares				
At the beginning of the reporting period	18,354,101	15,548,779	18,354,101	15,548,779
Shares issued during the year				
– 13,615,000 on March 26, 2002	2,113,775	–	2,113,775	–
– 1,000,000 on August 8, 2001		150,000		150,000
– 8,000,000 on January 12, 2001		1,000,000		1,000,000
– 5,185,187 on March 30, 2001		700,000		700,000
– 11,900,000 on June 29, 2001		952,000		952,000
– Options converted to shares		3,322		3,322
Transaction costs relating to share issues are included in the costs of ordinary activities.				
At reporting date	20,467,876	18,354,101	20,467,876	18,354,101

(b) Unlisted Options
At reporting date the following options had been granted to subscribe for ordinary shares in Eiffel Technologies Limited.

	Grant Date	Expiry Date	Price	Number
Vested	20/12/00	19/06/04	25 Cents	500,000
Vested	20/12/00	19/12/04	25 Cents	500,000
Not yet vested	20/12/00	–	25 Cents	1,000,000
Vested	20/12/00	19/12/04	25 Cents	500,000
Vested	02/03/01	1/03/05	25 Cents	2,000,000
				4,500,000

Vesting of the remaining options granted to Christine M Cussen, the Chief Executive Officer is dependent upon achievement of various technical and commercialisation hurdles set by the Board of Directors of Eiffel Research & Development Pty Ltd.

	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
19 Note 19 Accumulated losses				
At the beginning of the financial year	(16,850,391)	(13,343,137)	(16,561,120)	(9,605,894)
Net loss for the year	(2,132,807)	(3,507,254)	(2,946,374)	(6,955,226)
At the end of the financial year	(18,983,198)	(16,850,391)	(19,507,494)	(16,561,120)

	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
20 Note 20 Outside equity interests in controlled entities				
Outside equity interest comprises:				
– share capital	25	25	–	–
– accumulated losses	(493,593)	(154,088)	–	–
	(493,568)	(154,063)	–	–

	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
21 Note 21 Capital and leasing commitments				
(a) Operating lease commitments				
Non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable				
– not later than 1 year	3,574	4,500	3,574	4,500
– later than 1 year but not later than 5 years	3,287	5,863	3,287	5,863
	6,861	10,363	6,861	10,363
(b) Capital expenditure commitments				
Capital expenditure commitments contracted for:				
– Plant and equipment purchases	57,000	–	57,000	–
Payable				
– not later than 1 year	57,000	–	57,000	–

22

Note 22 Segment reporting

The economic entity conducts research and development into drug re-engineering primarily in the pharmaceutical industry and also derives minor revenues from glycerato-zinc complex described in patents held by wholly controlled entity Glyzinc Pharmaceuticals Limited. For ongoing segment reporting purposes the economic entity operates in the one segment.

For the first eight months of the prior year the economic entity also operated in the pharmaceutical manufacturing and distribution sector. These activities were conducted by PharmAction Manufacturing Pty Limited and PharmAction Technical Services Pty Ltd which were sold on February 28, 2001. The results for the two segments for the year ended June 30, 2001 are set out below. The Research & Development segment result includes losses on the sale of wholly controlled entities of $887,565.

	Research and Development $	Manufacturing and Distribution $	Economic Entity $
Revenue			
External sales	166,614	9,188,168	9,354,782
Other segments	–	–	–
Total segment revenue	166,614	9,188,168	9,354,782
Unallocated revenue	22,810	73,449	96,259
Total revenue from ordinary activities	189,424	9,261,617	9,451,041
Result			
Segment result	(3,170,306)	(491,037)	(3,661,343)

Note 23 sets out the assets and liabilities of the manufacturing and distribution business which were disposed of as part of the sale. The only assets and liabilities held at June 30, 2002 related to the Research and Development business.

23

	Economic Entity		Parent Entity	
	2002	2001	2002	2001
	$	$	$	$
Note 23 Cash Flow information				
(a) Reconciliation of Cash Flow from operations with Loss from ordinary activities after Income Tax				
Loss from ordinary activities after income tax	(2,472,312)	(3,661,343)	(2,946,374)	(6,955,226)
Non-cash flows in loss from ordinary activities				
Amortisation	–	66,452	–	66,452
Depreciation	4,925	417,528	4,925	204
Unrealised foreign exchange loss	5,495	–	5,495	–
Diminution of investments in controlled entities	–	–	1,520,401	507,389
Provision for Doubtful Debts – controlled entities	–	–	301,891	–
Net loss (gain) on disposal of controlled entities	–	887,565	–	(465,000)
Debt forgiveness – controlled entities	–	–	–	5,204,480
Write-off investment in R & D Syndicate	–	49,350	–	5,100
Changes in assets and liabilities, net of the effects of purchase and disposal of controlled entities				
Increase in trade and term debtors	(35,709)	418,081	(44,587)	–
Decrease in prepayments & other assets	4,291	5,665	9,798	53,616
Increase in inventories	(32,000)	(310,933)	–	–
Increase in trade creditors and accruals	(190,150)	291,998	(167,226)	416,235
Increase in provisions	19,047	89,400	19,047	112,377
Cash flows from operations	(2,696,413)	(1,746,237)	(1,296,630)	(1,054,373)

(b) Disposal of entities

During 2001 wholly controlled entities PharmAction Manufacturing Pty Limited and PharmAction Technical Services Pty Ltd were sold. Aggregate details of the transaction are:

	Economic Entity 2001 $	Parent Entity 2001 $
Disposal price	465,000	465,000
Assets and liabilities held at disposal date:		
– receivables	1,322,904	–
– inventories	1,870,620	–
– property, plant and equipment	4,166,145	–
– creditors	(1,952,270)	–
– provisions	(433,589)	–
– borrowings	(3,621,245)	–
Total net assets	1,352,565	–
Net gain (loss) on disposal	(887,565)	465,000

As part of the transaction PharmAction Manufacturing Pty Limited, now owned by Cottee International Pty Ltd,

	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $

24

Note 24 Events subsequent to reporting date

After balance date, on August 1, 2002 Eiffel Technologies Limited and Eiffel Research & Development Pty Ltd entered into an agreement with the University of New South Wales. Per the agreement, for a fee of $500,000 the university will provide Eiffel Research & Development Pty Ltd with access to a dedicated laboratory to conduct research activities in the field of supercritical fluid technology for a period of five years. Equipment for the laboratory is to be provided by Eiffel Research & Development Pty Ltd.

25

Note 25 Related party transactions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

	Economic Entity 2002 $	Economic Entity 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Transactions with related parties:				
(a) Group				
– Management fees paid by Eiffel Research & Development Pty Ltd to the parent entity.	–	–	388,240	175,051
– Additional A class ordinary shares subscribed by the parent entity in Eiffel Research & Development Pty Ltd to fund research & development and commercialisation activities.	–	–	1,680,722	507,389
– Transactions resulting in a net reduction of the amount due from wholly controlled entities within the Bellara group.	–	–	82,931	121,278
(b) Director-related entities				
– Consulting fees, rent, office support and other expenses paid to Pelorus Australia Pty Limited of which Mr Samuel P Quigley and Mr William Bytheway were directors.	79,385	354,484	79,385	354,484
– Consulting fees paid by Eiffel Research & Development Pty Ltd to Phytotherapy Technology Pty Ltd (its 25% shareholder). Mr Hubert Regtop and Professor Neil Foster are directors of both companies.	162,000	81,014	–	–
(c) Share transactions of Directors				
Directors and director-related entities hold directly, indirectly or beneficially as at the reporting date the following equity interests in members of the economic entity:				
Eiffel Technologies Limited				
– ordinary shares	2,953,844	1,668,000	2,953,844	1,668,000

26

Note 26 Financial instruments

(a) Interest rate risk

The economic entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

2002	Weighted Average Effective Interest Rate %	Floating Interest Rate $	Fixed Interest Rate Maturing Within Year $	Fixed Interest Rate Maturing - 1 to 5 Years $	Non-interest Bearing $	Total $
Financial assets						
Cash	3.00	879,082	–	–	–	879,082
Receivables & other debtors	–	–	–	–	115,427	115,427
Contract of sale	10.00	–	2,000,000	1,123,699	–	3,123,699
Total Financial assets	–	879,082	2,000,000	1,123,699	115,427	4,118,208
Financial liabilities						
Bank-based loans	7.00	–	87,380	–	–	87,380
Other loans	–	–	–	–	–	-
Trade and sundry creditors	–	–	–	–	375,670	375,670
Convertible note	5.22	–	–	2,750,000	–	2,750,000
Total Financial liabilities	–	–	87,380	2,750,000	375,670	3,213,050

2001	Weighted Average Effective Interest Rate %	Floating Interest Rate $	Fixed Interest Rate Maturing Within Year $	Fixed Interest Rate Maturing - 1 to 5 Years $	Non-interest Bearing $	Total $
Financial assets						
Cash	4.00	956,725	–	–	–	956,725
Receivables & other debtors	–	–	–	–	80,246	80,246
Contract of sale	0.00	–	3,160,000	523,699	–	4,123,699
Total Financial assets	–	956,725	3,160,000	523,699	80,246	5,160,670
Financial liabilities						
Bank-based loans	7.00	–	242,500	–	–	242,500
Other loans	–	–	–	–	34,017	34,017
Trade and sundry creditors	–	–	–	–	689,187	689,187
Convertible note	6.18	–	–	2,750,000	–	2,750,000
Total Financial liabilities	–	–	242,500	2,750,000	723,204	3,715,704

Note 26 Financial instruments (continued)

(b) *Credit risk*

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets is the carrying amount, net of any provisions for doubtful debts of those assets, as disclosed in the statement of financial position and notes to the financial statements.

(c) Net fair values

The net fair values of financial assets and financial liabilities, both recognised and unrecognised, at balance date are as follows:

	2002		2001	
	Carrying Amount $	*Net Fair* Value $	*Carrying* Amount $	*Net Fair* Value $
Financial assets				
Cash	879,082	879,082	956,725	956,725
Receivables & other debtors	115,427	115,427	80,246	80,246
Contract of sale	3,123,699	3,123,699	4,123,699	4,123,699
	4,118,208	4,118,208	5,160,670	5,160,670
Financial liabilities				
Bank-based loans	87,380	87,380	242,500	242,500
Other loans	–	–	34,017	34,017
Trade and sundry creditors	375,670	375,670	689,187	689,187
Convertible note	2,750,000	2,750,000	2,750,000	2,750,000
	3,213,050	3,213,050	3,715,704	3,715,704

27

Note 27 Company details

The registered office of the Company is:

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000

Stock Exchange information as at October 24, 2002

1 Shareholding

(a) Distribution of shareholders number

Size of shareholding (number of shares)	Ordinary shares
1 – 1,000	682
1,001 – 5,000	1,194
5,001 – 10,000	712
10,001 – 100,000	1,117
100,001 and over	122
	3,827

(b) The number of shareholdings held in less than marketable parcels is 1,455.

(c) The names of the substantial shareholders listed in the holding company's register are:

Shareholder	Ordinary shares
Jagen Pty Ltd	40,575,232
	40,575,232

As advised to the ASX the convertible note held by Jagen Pty Ltd for $2,750,000 due to mature on March 1, 2003 was converted to 25,000,000 fully paid ordinary shares on October 23, 2002.

(d) Voting rights

Each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.

Stock Exchange information (continued)

(e) 20 largest shareholders — Ordinary shares

	Name	Number of Ordinary fully paid shares held	% held of issued Ordinary capital
1	Jagen Pty Ltd	40,575,232	31.18
2	Bass Equities No 1 Pty Limited	3,550,000	2.73
3	Regans Express Pty Limited	2,750,000	2.11
4	Taefu Pty Ltd	1,718,844	1.32
5	FNL Investments Pty Limited	1,475,000	1.13
6	Serlett Pty Ltd	1,431,917	1.10
7	Walthamstow Pty Ltd	1,235,000	.95
8	BB Nominees Pty Ltd	1,000,000	.77
9	Mr M T Quirk	898,399	.69
10	Mr R Harris	875,000	.67
11	Daniels Corporation Pty Ltd	855,573	.66
12	Kinetic Investment Co Pty Ltd	800,000	.61
13	Mr J & Mrs G Newton	780,099	.60
14	Mr A & Mrs A Folkman	745,000	.57
15	Graeme Galt and Associates Pty Limited	710,000	.55
16	Hong Kong Nominees Pty Ltd	700,000	.54
17	Mr P & Mrs M Bozzo	640,000	.49
18	Brooking Enterprises Ltd	600,000	.46
19	Mrs V Rozenbergs	600,000	.46
20	Rodgrid Pty Ltd	600,000	.46
		62,540,064	48.05

2 Company secretary

The name of the Company secretary is John W Jennings.

3 Registered office

The address of the principal registered office in Australia is Level 14, 50 Market Street, Melbourne Victoria, Australia 3000. Telephone +61 3 9629 8022.

4 Share Registry

Computershare Investor Services Pty Limited
Level 12, 565 Bourke Street
Melbourne Victoria 3000
Telephone +61 3 9611 5711
Facsimile +61 3 9611 5710
Website www.computershare.com

5 Stock Exchange listing

Directory information

Registered office and principal place of business
Eiffel Technologies Limited
Level 14, 50 Market Street
Melbourne Victoria 3000
Telephone +61 3 9629 8022
Facsimile +61 3 9729 8077
Email information@eiffeltechnologies.com.au
Website www.eiffeltechnologies.com.au

Directors
Thomas J Harrigan (Chairman)
Peter S Corfield
Roderick P Tomlinson

Secretary
John W Jennings

Auditors
MGI Meyrick Webster
Chartered Accountants
9th Floor, 160 Queen Street
Melbourne Victoria 3000

Bankers
Australia and New Zealand Banking Group Limited
388 Collins Street
Melbourne Victoria 3000

Share Registry
Computershare Investor Services Pty Limited
Level 12, 565 Bourke Street
Melbourne Victoria 3000
Telephone +61 3 9611 5711
Facsimile +61 3 9611 5710

Solicitors
Freehills
Level 42, 102 Collins Street
Melbourne Victoria 3000